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                                               ---------------------------------
                                               CHRISTOPHER D. CHRISTIAN

                                               christopher.christian@dechert.com
                                               +1 202 261 3321 Direct
                                               +1 202 261 3333 Fax

November 28, 2006

VIA E-MAIL
Mr. Brion Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ING Equity Trust - ING Fundamental Research Fund
    (File No. 333-137955)

Dear Mr. Thompson:

This letter responds to an additional comment that you provided to me via a telephone conversation on November 28, 2006, in connection with your review of Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-14 on behalf of ING Fundamental Research Fund (the "Acquiring Fund"), a series of ING Equity Trust (the "Registrant"), on November 22, 2006. The comment, and the Registrant's response, is as follows:

ACCOUNTING COMMENT

1. COMMENT. Under the section "Introduction," please confirm that the offering costs of the Acquiring Fund are actually "offering costs," as defined by Paragraph 8.23 of the Accounting Audit Guide, and are not organizational costs. If so, the Staff has no further comments on the disclosure.


     RESPONSE. As noted in our response to the Staff dated November 16, 2006, the offering and organizational expenses included in the gross expense ratio of the Acquiring Fund are approximately 1.96%. Since this is the initial year of operation of the Acquiring Fund, such expenses would naturally be included in the gross expense ratios. As prescribed by Generally Accepted Accounting Principles (GAAP), organizational expenses are expensed as incurred while offering expenses are deferred and amortized over a one-year period. The footnote discloses (i) that these expenses (1.96% in total) are reflected in the gross expense ratios because those ratios reflect the first year of operation; and (ii) that such amount will not recur after December 31, 2006 (the end of the first year of operation). The 1.96% includes both organizational expenses which were expensed as incurred as well as

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     offering costs which were deferred and are being amortized over a one-year period ending December 31, 2006. As permissible under Paragraph 8.23 of the AICPA Audit and Accounting Guide, included in offering costs are registration fees, costs of printing prospectuses for sales purposes and legal fees pertaining to shares offered for sale.

                                *     *     *

If you have any questions, please do not hesitate to contact Jeffrey S. Puretz at 202-261-3358 or the undersigned at 202-261-3321.

Sincerely,

/s/ Christopher D. Christian

Christopher D. Christian



cc: Huey Falgout
    Paul Caldarelli
    ING Investments, LLC

    Jeffrey S. Puretz
    Dechert LLP